1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 20, 2018

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”) (Securities Act File No. 333-92935 and Investment Company Act File No. 811-09729) Post-Effective Amendment Nos. 1,913

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,913 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares U.S. Preferred Stock ETF, a series of the Trust (the “Fund”).

The SEC staff (the “Staff”) provided comments to the Trust on July 6, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please disclose that, because the Underlying Index includes foreign issuers listed on the various exchanges, the Fund may invest in the preferred shares of foreign issuers.

Response: The disclosure has been updated as requested.

Comment 2: In the “Principal Investment Strategies” section, please disclose the total number of issuers and the number of foreign issuers currently included in the Underlying Index.

Response: The Fund’s “Principal Investment Strategies” section has been revised to state: “As of March 31, 2018, the Underlying Index consisted of the securities of 149 issuers, of which 25 were non-U.S. issuers.”

Comment 3: Please clarify the phrase “preferred stocks with a market capitalization over $100 million” in the following sentence in the “Principal Investment Strategies” section: “The Underlying Index includes preferred stocks with a market capitalization over $100 million that

Securities and Exchange Commission

July 20, 2018

meet minimum price, liquidity, trading volume, maturity and other requirements determined by S&P Dow Jones Indices LLC (the “Index Provider” or “SPDJI”), a subsidiary of S&P Global, Inc.” Does the phrase refer to companies with a total market value of outstanding shares over $100 million or does it refer to a particular issuance of preferred stock?

Please also clarify the use of the term “includes” in the above sentence. Does the term mean that a particular company’s market capitalization or preferred issuance must exceed $100 million to be included in the index? In this regard, we note that the disclosure states that “the Underlying Index may include large-, mid- or small-capitalization companies.”

Response: The $100 million total market capitalization eligibility threshold relates to the market capitalization of the component preferred security issuance, not the issuer’s total market capitalization.

The Trust confirms that a preferred issuance must exceed $100 million to be included in the Underlying Index. The Trust also notes that such issuances may be applicable to large-, mid- or small-capitalization companies.

Comment 4: Please confirm whether fixed-to-floating rate preferred securities are a principal investment of the Fund. If so, please confirm whether they should be included with the preferred securities listed in the discussion of the Fund’s principal investment strategy.

Response: The Trust confirms that fixed-to-floating rate preferred securities are not a principal investment of the Fund or the Underlying Index as of March 30, 2018. However, the Trust has revised the Principal Investment Strategies section to clarify that the Underlying Index may include issuances of fixed-to-floating rate preferred securities.

Comment 5: Please describe the risks of investing in small- and mid-capitalization companies if investing in such companies is part of the Fund’s principal investment strategy.

Response: The Trust respectfully notes that small and mid-capitalization companies risks are disclosed under the “A Further Discussion of Other Risks” section in the Prospectus. To the extent either small- and/or mid-capitalization companies risks become principal risks for the Fund, the Trust will add those risks to the “Principal Risks” section.

Comment 6: Please confirm whether investing in money market funds is part of the Fund’s principal investment strategy. If so, please confirm whether an AFFE is needed in the fee table.

Response: The Trust confirms that investing in money market funds is not a principal investment strategy of the Fund. The Trust respectfully submits that the Fund currently does not anticipate incurring material amounts of AFFE. If, at a later date, it is determined that the Fund will incur AFFE, the Trust will update the Fees and Expenses table in the Prospectus accordingly.

Comment 7: With respect to the “European Economic Risk,” please disclose the extent to which the Fund invests in preferred shares issued by European companies.

Securities and Exchange Commission

July 20, 2018

Response: The Trust respectfully notes that it has updated disclosure to clarify that the Underlying Index includes preferred shares of foreign issuers in response to Comment 1 above. As noted in the disclosure, however, the components of the Underlying Index, and the degree to which the components represent certain issuers, may change over time. Because the constituents of the Underlying Index are selected by the index provider and the Trust has no authority to determine the securities included in the Underlying Index, the Trust respectfully submits that its current disclosure is appropriate.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Nicole Hwang

George Rafal

Jaeyoung Choi